FILED BY NORTHROP GRUMMAN CORPORATION
                                 PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 OF THE SECURITIES EXCHANGE ACT OF 1934 SUBJECT COMPANY: NEWPORT NEWS
                                 SHIPBUILDING INC.
                                 COMMISSION FILE NO.:  1-12385



NORTHROP GRUMMAN CORPORATION
Public Information
1840 Century Park East
Los Angeles, California  90067-2199
Telephone  310-553-6262
Fax  310-556-4561

Contact:    Frank Moore (Media) (310) 201-3335
            Gaston Kent (Investors) (310) 201-3423

FOR IMMEDIATE RELEASE

NORTHROP GRUMMAN ANNOUNCES PRORATION CALCULATION
------------------------------------------------

FOR NEWPORT NEWS SHIPBUILDING TENDER OFFER
------------------------------------------

     LOS ANGELES -- Dec. 5, 2001 -- Northrop Grumman Corporation (NYSE:
NOC) announced today the proration calculation in connection with the completion of its offer to acquire all outstanding shares (including associated rights) of Newport News Shipbuilding Inc. (NYSE: NNS). The company said of the 26,241,019 shares tendered and accepted pursuant to the offer (14,274,961 of which were tendered by guaranteed delivery), 11,719,271 elected to receive cash, 14,495,896 elected to receive Northrop Grumman shares and 25,852 made no election.

     Pursuant to the proration provisions of the offer, each Newport News share electing cash in the offer will receive $43.63 in cash and 0.2544 Northrop Grumman shares (excluding treatment of fractional shares). Each Newport News share electing to receive Northrop Grumman shares in the offer will receive 0.7193 Northrop Grumman shares (excluding treatment of fractional shares).

     Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.


     THE ABOVE NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE MERGER OF NORTHROP GRUMMAN AND NEWPORT NEWS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY NOT BE REALIZED, OR MAY VARY MATERIALLY FROM RESULTS THAT MAY BE DISCUSSED OR IMPLIED IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT MAY AFFECT ACTUAL RESULTS INCLUDE THE RISKS INHERENT IN THE SUCCESSFUL INTEGRATION OF NEWPORT NEWS INTO NORTHROP GRUMMAN'S BUSINESS, THE TIMELY DEVELOPMENT AND MARKET ACCEPTANCE OF THE PRODUCTS AND SERVICES OF THE COMBINED COMPANIES, NORTHROP GRUMMAN'S ABILITY TO REMAIN COMPETITIVE IN A HIGHLY COMPETITIVE AND RAPIDLY CHANGING MARKETPLACE, AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN EACH COMPANY'S PERIODIC REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING, BUT NOT LIMITED TO, NORTHROP GRUMMAN'S REPORT ON FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000.

                                   # # #

                                                                 1201-263
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